

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Christopher J. Hagedorn
President
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

     Re: The Scotts Miracle-Gro Company
           Registration Statement on Form S-4
           Filed December 10, 2021
           File No. 333-261595

Dear Mr. Hagedorn:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Adam L. Miller, Esq.